Mail Stop 3561

March 13, 2009

Mark W. Harding
President
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

>   **Re: Pure Cycle Corporation**
>   **Form 10-K for Fiscal Year Ended August 31, 2008**
>   **Filed November 14, 2008**
>   **Form 10-Q for the Quarterly Period Ended November 30, 2008**
>   **Filed January 9, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 12, 2008**
>   **File No. 0-8814**

Dear Mr. Harding:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2008

Item 1. Business, page 3

1. Please revise to describe what you mean when you say you are "vertically integrated" and why this is important to an investor's understanding of your business. Alternatively, remove the term from your disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24

2. Please expand the overview to provide a balanced, executive-level discussion that addresses the most important matters with which management is concerned. In this regard, you should discuss the primary manner in which the company earns revenues and generates cash. Also discuss more fully the water and wastewater services you provide. You indicate that you own properties with rights to certain amounts of water, but you should expand this disclosure to specify which properties are currently operational and discuss the specific risks related to operating each of these properties, such as the requirements to make significant capital investments to make them operational, to receive change in use permits for certain properties, the bankruptcy of the Sky Ranch developer and the withdrawal of the Lowry Range developer. Please discuss the expected timeframe for commencing operations for each of your properties. See Release No. 33-8350.

Critical Accounting Policies, page 24

3. We note that you have removed the discussion of critical accounting policies seen in your previous Forms 10-K and replaced this disclosure with a reference to Note 2 to your financial statements. As noted in Section V of our Release No. 33-8350, the Management's Discussion and Analysis should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Management's Discussion and Analysis should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Therefore, in future filings, please:

    • Revise your critical accounting policies to specifically identify your accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and where the impact of those estimates and assumptions on financial condition or operating performance is material.

    • Focus your disclosure on the assumptions and uncertainties that underlie your critical accounting estimates, including such factors as how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

- Disclose each critical accounting policy's sensitivity to change, based on other outcomes that are reasonably likely to occur. The impact of such reasonably likely changes should be quantified if it would have a material effect on your financial statements.

4. Based on your current disclosures, and given your history of operating losses and cash used by operating activities, it is unclear to us how you determined that your investments in water and water systems assets were not impaired at August 31, 2008. To assist us in understanding this matter, please respond to the following comments, separately addressing each water asset group seen in Note 3 to your financial statements in your response:

- Please tell us when you last performed an impairment test under SFAS 144. If you did not perform an impairment test in either fiscal 2008 or thus far in fiscal 2009, please provide us with a detailed explanation of how you determined such testing was not required based on the guidance in paragraph 8 of SFAS 144. In this regard, we assume that your history of operating and cash flow losses, along with recent negative developments such as the Sky Ranch developer's bankruptcy filing and the withdrawal of the Lowry Range developer, would indicate that regular impairment testing was needed to support any assumption of recoverability of your water assets.

- Please provide us with copies of your fiscal 2008 and 2009 impairment tests for your water assets. Your response should include a narrative explanation of the significant assumptions used in your analysis and why you believe your assumptions are reasonable, including any assumptions of additional development of land or creation of new customers beyond what currently exists and the expected timing of these future events. In this regard, we read in Note 3 that that Arkansas River water, Paradise water supply and Sky Ranch water supply assets have not yet been placed into service. You should also specifically address the impact of the Sky Ranch developer's bankruptcy filing and the withdrawal of the Lowry Range developer, if any, on your analysis.

- Please explain to us whether and how you have changed the assumptions used in your impairment tests during the periods covered by your Form 10-K and thus far in fiscal 2009.

- Please ensure that you address the recoverability of your water assets in your critical accounting policies, including explaining the significant assumptions underlying your expectation of recoverability and the sensitivity of such assumptions to change. Given that your water assets comprised 94% of your total assets at August 31, 2008, we believe it is vital that you clearly explain to your investors the uncertainties and assumptions associated with the recoverability of these assets.

Results of Operations, page 25

5.   We note your presentation of general and administrative expenses less SFAS 123R expenses on page 26. As this is a non-GAAP measure, please revise to comply with Item 10(e) of Regulation S-K and the related guidance in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/ nongaapfaq.htm. Please show us what your revisions will look like. Please also apply this comment to your Forms 10-Q and 8-K, as applicable.

6.   We note your tabular presentation of non-GAAP net loss and non-GAAP net loss per share and the related narrative disclosure on page 28. Please tell us, and explain to your readers in more detail, how management uses this measure. Specifically, please clarify whether management uses this measure to evaluate liquidity or performance.

- If this is a liquidity measure, explain to us in detail how this complies with Item 10(e) of Regulation S-K. In this regard, you reference to excluding items that do not require the use of current assets implies that this is a liquidity measure; however, the items you are excluding do not appear allowable under Item 10(e)(ii)(A) of Regulation S-K.

- If this is a performance measure, please explain in better detail the context in which management uses this measure and why you think it is useful to exclude items that do not require the use of current assets when measuring performance. Your current disclosure implies that the measure is used to analyze financial results and allocate resources, but this disclosure should be revised to be more specific.

Additionally, given your statement that you are excluding items that do not require the use of current assets, please better explain why you have not excluded all items that do not require the use of current assets. For example, most of the items classified as non-operating in your statement of operations do not require the use of current assets, and depreciation and depletion do not require the use of current assets. Your current explanation of what you are excluding and why may be confusing to your readers. Please also apply this comment to your Forms 10-Q and 8-K, as applicable.

Item 9A. Controls and Procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

7.   Please revise this section to state the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K. Similarly, we note that your principal executive and principal financial officer have not made a conclusion as to the effectiveness of your disclosure controls and procedures in your Form 10-Q for the quarter ended November 30, 2008. Please revise.

Definitive Proxy Statement on Schedule 14A

Compensation of the Company's President, page 10

8.   We note your president is eligible for an annual incentive bonus and long-term stock incentives. Please revise to discuss how the company determines the amount of each element of compensation. If the company uses a formula to determine the amounts, please disclose this. See Item 402(b) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director